Amendment to
JNL Investors Series Trust Distribution Plan

    This Amendment is made by JNL Investors Series Trust, a Massachusetts business trust (“Trust”) to its Distribution Plan (“Plan”).

Whereas, the Plan was adopted on December 12, 2011 by the Trust on behalf of the Funds listed on Schedule A to the Plan, in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended.

Whereas, pursuant to this Amendment, the Trust is amending paragraph (c), under Section 1, “Authorized Distribution and Service Fees,” in order to clarify the period for which distribution and related services expenses shall be calculated and paid.

Whereas, the Board of Trustees of the Trust has approved the addition of the JNL/PPM America Low Duration Bond Fund (“New Fund”) to the Trust.

Whereas, pursuant to this Amendment, the Trust is amending Schedule A of the Plan to add the New Fund and its’ fees thereto.

Now Therefore, the Trust hereby amends the Plan as follows:

Delete paragraph (c), under Section 1, in its entirety, and replace it with the following:

(c) Each Fund that issues Class A Shares shall reimburse the Distributor for distribution and services expenses at a rate of up to the rates per annum of the average daily net assets attributable to the Class A Shares, as shown on Schedule A hereto, and as described in the prospectus(es) for the Funds.  Each Fund's Class A Shares shall bear exclusively its own costs of such reimbursements. Such distribution and related service expenses shall be calculated and accrued daily and paid within forty-five (45) days at the end of each fiscal quarter of the Fund.  In no event shall such payments exceed the Distributor’s actual distribution and related service expenses for that quarter.  The Distributor shall use such payments to reimburse itself for providing distribution and shareholder services of the type contemplated herein and reviewed from time to time by the Board of Trustees, or for compensating Recipients for providing or assisting in providing such distribution and related shareholder services. The Distributor’s compensation of Recipients may be in a form of trail commissions and service fees.

Schedule A to the Plan is also hereby deleted and replaced in its entirety with Schedule A dated September 16, 2013, attached hereto.

In Witness Whereof, the Trust has caused this Amendment to be executed as of September 6, 2013, effective as of September 16, 2013.

JNL Investors Series Trust

By:	/s/ Kristen K. Leeman
Name:	Kristen K. Leeman
Title:	Assistant Secretary

Schedule A
Dated September 16, 2013
Class A 12b-1 Fee Table 11

Class A Shares Fund	Maximum 12b-1 Distribution and Service Fee
JNL/PPM America Low Duration Bond Fund	0.20%
JNL/PPM America Total Return Fund	0.20%

1 The expenses for Class A Shares Funds are calculated as a percentage of the average daily net assets.

A-1